UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

S&P CREDIT RATING

Royal Dutch and Shell Transport have today received the following advice from Standard & Poor’s:

Research Update: Royal Dutch/Shell Group of Companies

Publication date: 29-Oct-2004

Primary Credit Analyst(s):

Emmanuel Dubois-Pelerin, Paris (33) 1-4420-6673; emmanuel_dubois-pelerin@standardandpoors.com

Secondary Credit Analyst(s):

Olivier Beroud, London (44) 20-7176-3508; olivier_beroud@standardandpoors.com
Eric Tanguy, Paris (33) 1-4420-6666; eric_tanguy@standardandpoors.com

Credit Rating: AA+/Watch Neg/A-1+

Rationale

On Oct. 29, 2004, Standard & Poor's Ratings Services placed its 'AA+' long-term ratings on the Royal Dutch/Shell Group of Companies (Shell) and its fully owned subsidiaries U.S.-based Shell Oil Co., Netherlands-based Shell Petroleum N.V., and U.K.-based Shell Petroleum Co., Ltd. on CreditWatch with negative implications. At the same time, the 'A-1+' short-term ratings on all of these entities were affirmed.

The CreditWatch placement follows the group's announcement that it is considering an additional downward adjustment of 900 million barrels of oil equivalent (boe) to its 14.35 billion boe hydrocarbon proved-reserves total. The overall revision would represent a 6.3% reduction in Shell's current proved-reserves base and would be in addition to the 23% aggregate recategorizations already implemented in first-half 2004.

This latest warning about Shell's reserves represents the fifth such announcement about the company's reserves base this year. When Shell's ratings were last affirmed on July 8, 2004, Standard & Poor's did not expect that further significant adjustments to the company's reserves base would be required.

The potential 900 million boe volume adjustment could reduce Shell's proved-reserves life to less than 10 years, and the reserve-replacement rate for 2004 is expected to fall short of the already low 60%-80% range forecast by the company earlier this year. Moreover, the volume adjustment could be even higher than the announced 900 million boe. As part of an internal audit currently under way, about 8 billion boe of Shell's proved reserves-–55% of the total--have been reviewed; more than 6 billion boe of reserves have yet to be audited.

Standard & Poor's acknowledges Shell's robust operating performance and cash flow generation in third-quarter 2004, as well as the company's solid financial profile based on end-September credit measures. The current CreditWatch status reflects the negative impact that another reserves restatement would have on the company's business profile.

Standard & Poor's will resolve the CreditWatch status when Shell provides definitive results from its review of the proved-reserves base, expected in early 2005. Standard & Poor's will focus on past and present procedures for proved-reserve booking, key areas of operations, specific projects that led to the adjustment warning, and the impact of another possible reserves recategorization on Shell's long-term production profile and related capital-spending needs. Standard & Poor's will also examine corporate governance issues, factoring in the company's simplified corporate structure achieved through the full merger of Shell's top Dutch and U.K. holding companies.

The ratings on Shell reflect Standard & Poor's view that the company's current weaknesses--its exploration performance and internal control issues related to reserves booking--are counterbalanced by the expectation that Shell will maintain its strengths in other areas, notably its very conservative financial profile and policies; very strong and (outside the U.S.) consistently highly profitable global downstream operations; and broad portfolio of upstream assets with competitive, though increasing, development and production costs.

Short-term credit factors.

Shell's short-term rating is 'A-1+'. Liquidity is strong; at Sept. 30, 2004, the group's $7.4 billion short-term debt-–unadjusted for leases and pensions deficit--was partially covered by $2.6 billion in cash and equivalents and $2.5 billion in unused committed credit lines. In addition, internal cash flow generation is currently ample, like that of other major international oil companies.

In the final quarter of 2004, and mirroring the third quarter, Standard & Poor's estimates that unadjusted funds from operations (FFO) of close to $6 billion should broadly cover capital expenditures of about $3.0 billion (gross of any asset disposal proceeds), dividends, and share buybacks (including shares repurchased for the share option scheme), reflecting very favorable crude-oil and U.S. natural-gas futures strip prices. No significant acquisition outlays are expected in the near term.

As a highly rated global corporation and owner of a massive and diversified asset base, Shell continues to enjoy ongoing, easy access to bank and capital-market debt. Its loan documentation includes no liquidity triggers.

Ratings List

	To	From
Royal Dutch/Shell Group of Companies
Long-term corporate credit rating
	AA+/Watch Neg	AA+/Negative
Short-term corporate credit rating
	A-1+	A-1+
Shell Petroleum N.V.
Long-term corporate credit rating
	AA+/Watch Neg	AA+/Negative
Short-term corporate credit rating
	A-1+	A-1+
Shell Petroleum Co., Ltd.
Long-term corporate credit rating
	AA+/Watch Neg	AA+/Negative
Short-term corporate credit rating
	A-1+	A-1+
Shell Oil Co.
Long-term corporate credit rating
	AA+/Watch Neg	AA+/Negative
Short-term corporate credit rating
	A-1+	A-1+
Senior unsecured debt	AA+/Watch Neg	AA+

NB: This list does not include all ratings affected.

Contact:

Investor Relations:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations:

Stuart Bruseth	+44 20 7934 6238
Simon Buerk	+44 20 7934 3453
Lisa Givert	+44 20 7934 2914
Bianca Ruakere	+44 20 7934 4353
Herman Kievits	+31 70 377 8750

The Hague, 29 October 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 1 November 2004